Exhibit 12.1

Penn Virginia Corporation and Subsidiaries
Statement of Computation of Ratio of Earnings to Fixed Charges Calculation
(in thousands, except ratios)

									Three Months
									Ended
	2006		2007		2008		2009	2010	March 31, 2011
Earnings
Pre-tax income *	$91,397		$52,655		$146,238		$(219,068)	$(109,562)	$(26,875)
Fixed charges	11,525		28,162		33,772		53,535	60,003	15,142
Total Earnings	$102,922		$80,817		$180,010		$(165,533)	$(49,559)	$(11,733)

Fixed Charges
Interest expense	$8,828		$23,717		$27,614		$47,545	$55,063	$14,019
Rental Interest Factor	2,697		4,445		6,158		5,990	4,940	1,123
Total Fixed Charges	$11,525		$28,162		$33,772		$53,535	$60,003	$15,142

Ratio of Earnings to Fixed Charges	8.9	x	2.9	x	5.3	x	**	**	**

*	Includes cash distributions from equity affiliates and excludes equity earnings from affiliates. Also excludes capitalized interest.

**	During 2009, 2010 and the three months ended March 31, 2011, earnings were deficient by $165,533, $49,559 and $11,733, respectively, regarding the coverage of fixed charges.